AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

[redacted]

1 August 2006

06016115

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 31 July 2006, Re: Proposed Disposal Via : 1) Compulsory Land Acquisition under the Land Acquisition Act 1960; and 2) Sale and Purchase Agreement between Pacific Agriculture and Development Sdn Bhd and Jemco Sdn Bhd; of a freehold land held under Geran No. 26262, Lot 4060, Mukim Batu, Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

RECEIVED
2006 AUG 17 P 4:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **31/07/2006 05:52:57 PM**
Submitted by **AMSTEEL** on **31/07/2006 05:57:10 PM**
Reference No **AA-060731-645AF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL VIA:
1. COMPULSORY LAND ACQUISITION UNDER THE LAND ACQUISITION ACT 1960; AND
2. SALE AND PURCHASE AGREEMENT BETWEEN PACIFIC AGRICULTURE AND DEVELOPMENT SDN BHD AND JEMCO SDN BHD;
OF A FREEHOLD LAND HELD UNDER GERAN NO. 26262, LOT 4060, MUKIM BATU, DAERAH KUALA LUMPUR, NEGERI WILAYAH PERSEKUTUAN KUALA LUMPUR.

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the " Company") wishes to announce that on 31 July 2006, Pacific Agriculture And Development Sdn Bhd ("Vendor"), a wholly-owned subsidiary of Amsteel, being the beneficial owner of the freehold land held under Geran No. 26262, Lot 4060, Mukim Batu, Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 276,869 square feet in area (the "Land"), had together with the Security Trustee (as defined below), accepted the offer from the Land Administrator for the acquisition of 69,480.33 square feet of the Land ("Compulsory Acquisition Portion") under the Land Acquisition Act, 1960 ("Compulsory Land Acquisition") for an amount of RM8,492,923.60 ("Compulsory Acquisition Sum").

Prior to the offer of the Compulsory Land Acquisition, the Vendor had agreed to dispose of the entire Land to Jemco Sdn Bhd ("Purchaser") pursuant to a sale and purchase agreement executed on 23 March 2006 ("SPA") for a total cash consideration of RM11,074,680.00 at the rate of RM 40.00 per square foot ("SPA Price") ("Proposed SPA Disposal").

With the acceptance of the offer of the Compulsory Acquisition Sum and the adjustment to the SPA Price for the remaining unacquired portion of the Land, the aggregate disposal amount for the disposal of the Land via the Compulsory Land Acquisition and the Proposed SPA Disposal is RM16,788,467.20, which represents 6.6% of the consolidated net assets of Amsteel Group as at 30 June 2005 and this announcement is made pursuant to Paragraphs 10.04 and 10.11 of Bursa Malaysia Securities Berhad's Listing Requirements.

The Compulsory Land Acquisition and the Proposed SPA Disposal shall collectively be known

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 31 JUL 2006

as the "Proposed Disposals".

2. DETAILS ON THE PROPOSED DISPOSALS

2.1 Compulsory Land Acquisition

The offer for the Compulsory Acquisition Sum was made by the Land Administrator via a Form H (Notice of Award and Offer of Compensation) dated 18 May 2006 ("Form H") and issued pursuant to the provisions of the Land Acquisition Act, 1960 to the Vendor as the beneficial owner of the Land and the security trustee acting for the benefit of the lender and as the chargee of the Land ("Security Trustee"). The offer does not provide the Vendor with any compensation as the Land is charged to the Security Trustee. The Security Trustee, having a registered interest in the Land, shall receive the Compulsory Acquisition Sum towards settlement of debts owing to the lender pursuant to the terms of the charges created in favour of the Security Trustee.

The Vendor and the Security Trustee have accepted the offer of the Land Administrator on 31 July 2006.

The Compulsory Acquisition Sum offered was based on RM70.00 per square foot for the Compulsory Acquisition Portion amounting to RM4,863,623.10 and an amount of RM3,629,300.33 for damages resulting from the Compulsory Land Acquisition.

In accordance with the Form H and the provisions of the Land Acquisition Act, 1960, 75% of the Compulsory Acquisition Sum which is equivalent to RM6,369,692.70 shall be released after the acceptance of the Compulsory Acquisition Sum whereas the balance 25% which is equivalent to RM2,123,230.90 shall be released after the expiry of six (6) weeks from the date of acceptance.

2.2 Proposed SPA Disposal

Prior to the offer of the Compulsory Acquisition Sum by the Land Administrator, the Vendor had entered into the SPA for the SPA Price subject to, *inter alia*, the following:

2.2.1 the Land to be disposed of is subject to an intended acquisition of a provisional area of approximately 6,454.94 square metres (or approximately 69,480.33 square feet) or such final acquired area of the Land pursuant to notices issued pursuant to the Land Acquisition Act 1960 ("Intended Acquisition");

2.2.2 in the event the compensation sum for the Intended Acquisition is paid to the Vendor prior to settlement of the SPA Price by the Purchaser, the Vendor shall be entitled to the compensation sum and the SPA Price shall be adjusted for the remaining unacquired land calculated at the rate of RM40.00 per square foot; and

2.2.3 the remaining unacquired portion of the Land shall be disposed of to the Purchaser, free from all encumbrances, pursuant to the terms and conditions of the SPA.

The SPA Price was arrived at on a "a willing seller and a willing buyer basis" based on the valuation of RM12,500,000 carried out on 5 September 2005 by Messrs Khong & Jaafar Sdn Bhd, an independent professional valuer who had adopted the comparison method of valuation in carrying out the valuation of the Land.

Pursuant to the acceptance of the offer of the Compulsory Acquisition Sum, the SPA Price shall be adjusted to RM8,295,543.60 (i.e. remaining land area of 207,388.59 square feet x RM40.00

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 31 JUL 2006

per square foot) ("Adjusted SPA Price"). A deposit of RM1,107,468.00 had been paid by the Purchaser to the Vendor on the date of execution of the SPA and the balance of the Adjusted SPA Price payable shall be RM7,188,075.60 ("Balance Adjusted SPA Price"), to be settled by the Purchaser in cash within a period of three (3) months from either of the following (" Completion Period"):

a. the date of notification by the Vendor within 15 months of the date of SPA that the unacquired portion of the Land is vacant/free of occupiers ("Site Clearance Period") and joint inspection thereof by the Vendor and the Purchaser; or

b. in the event that at the end of the Site Clearance Period, the unacquired portion of the Land is not vacant/free of occupiers, the date of receipt by the Vendor of a notice from the Purchaser electing to proceed with the completion of the SPA.

The Completion Period may be extended for a further period of one (1) month subject to payment of interest at the rate of ten per centum (10%) per annum calculated on daily basis payable by the Purchaser.

The Purchaser is a private limited company incorporated under the laws of Malaysia and its principal business is retailing and wholesale of spare parts, building materials, engineering products and consumer products.

2.3 The Compulsory Acquisition Sum and the Adjusted SPA Price shall be utilised for the repayment of the debts owing to the lender pursuant to the terms of the charges created in favour of the Security Trustee.

2.4 The original cost of investment by the Vendor in the Land is RM13.8 million and incurred in May 2004.

3. RATIONALE FOR THE PROPOSED DISPOSALS

The Proposed Disposals are in line with the Amsteel Group's corporate and debt restructuring scheme which is to rationalise the Amsteel Group's financial position and to further streamline its operations by divesting its non-core and peripheral assets and businesses.

4. APPROVALS

The Proposed Disposals are not subject to any authorities' approvals.

5. EFFECTS OF THE PROPOSED DISPOSALS

5.1 Share Capital

There will be no effect on the issued and paid-up capital of Amsteel as the Proposed Disposals do not involve the issuance of Amsteel shares.

5.2 Earnings

Upon completion, the Proposed Disposals are expected to result in an estimated net gain of approximately RM14.0 million to the Amsteel Group for the financial year ending 30

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 31 JUL 2006

June 2007, based on the Amsteel Group's carrying value for the Land amounting to RM2.5 million.

5.3 Net Assets ("NA")

On a proforma basis, the Proposed Disposals are expected to increase the NA per share of the Amsteel Group by 1.0 sen based on the audited consolidated balance sheet as at 30 June 2005.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

None of the Directors and/or major shareholders of the Company and/or persons connected with them has any interest, direct or indirect, in the Proposed Disposals.

7. DIRECTORS' RECOMMENDATION

The Board of Directors of Amsteel, having taken into consideration all aspects of the Proposed Disposals, is of the opinion that the Proposed Disposals are fair and reasonable, and are in the best interest of Amsteel.

8. DOCUMENTS FOR INSPECTION

Copies of the duly accepted Form H by the Vendor and the Security Trustee in respect of the Compulsory Land Acquisition, the SPA in respect of the Proposed SPA Disposal and the valuation by Messrs Khong Jaafar Sdn Bhd are available for inspection during normal office hours of the Company on any weekday (except public holidays) at the registered address of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450, Kuala Lumpur for a period of three (3) months from the date hereof.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary 31 JUL 2006

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

2 August 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 August 2006, Re : Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **01/08/2006 05:20:10 PM**
Submitted by **AMSTEEL** on **01/08/2006 05:24:52 PM**
Reference No **AA-060801-33DBC**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

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* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("Amended PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcement dated 8 May 2006 made by Amsteel Corporation Berhad ("Amsteel" or the "Company") in relation to the classification of the Company as an Affected Listed Issuer pursuant to the Amended PN 17.

The Board of Directors of Amsteel hereby announce that the Company is still considering options in formulating its plan to regularise its financial condition ("Regularisation Plan"). The Company will make the necessary announcement on the Regularisation Plan in accordance with the requirements of the Amended PN 17.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

01 AUG 2006